UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80303D107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

366,879,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

366,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,879,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.88%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

332,879,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

332,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,879,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.62%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

366,879,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

366,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,879,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.88%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,250,000

8.	SHARED VOTING POWER

366,879,125

9.	SOLE DISPOSITIVE POWER

2,250,000

10.	SHARED DISPOSITIVE POWER

366,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

369,129,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.05%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

21,307,500

8.	SHARED VOTING POWER

332,879,125

9.	SOLE DISPOSITIVE POWER

21,307,500

10.	SHARED DISPOSITIVE POWER

332,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

354,186,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.04%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

Item 1.	Security and Issuer.

The name of the issuer is Sanuwave Health, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11495 Valley View Road, Eden Prairie, Minnesota, 55344. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to correct the beneficial ownership reported on the Schedule 13D/A filed by the Reporting Persons on January 4, 2024.

The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares resulting from an agreement between the Issuer and the Reporting Persons to remove beneficial ownership blocker provisions of notes and warrants of the Issuer beneficially owned by the Reporting Persons, as reported on Table II of the Form 4 filed by the Reporting Persons on November 21, 2023, which is incorporated herein by reference (the “Derivatives”) and as further described in Item 6.

On August 5, 2022, Morgan C. Frank was appointed to the board of directors of the Issuer to serve as Chair.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of

369,129,125 Shares, constituting 29.05% of the Shares*.

Besser has the sole power to vote or direct the vote of 2,250,000 Shares; has the shared power to vote or direct the vote of 366,879,125 Shares; has the sole power to dispose or direct the disposition of 2,250,000 Shares; and has the shared power to dispose or direct the disposition of 366,879,125 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of

354,186,625 Shares, constituting 28.04% of the Shares**.

Frank has the sole power to vote or direct the vote of 21,307,500 Shares; has the shared power to vote or direct the vote of 332,879,125 Shares; has the sole power to dispose or direct the disposition of 21,307,500 Shares; and has the shared power to dispose or direct the disposition of 332,879,125 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 366,879,125 Shares, constituting 28.88% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 366,879,125 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 366,879,125 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of

332,879,125 Shares, constituting 26.62% of the Shares***.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 332,879,125 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 332,879,125 Shares.

Excluding the transactions described in Item 6, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.

*The outstanding Shares figure reflects 1,270,496,943 Shares, which is comprised of two components: (i) 1,026,078,464 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on November 9, 2023; and (ii) 244,418,479 Shares of the Issuer that Besser, Manchester and the GP may acquire on conversion, exercise or exchange of the Derivatives, as further described in Item 6.

**The outstanding Shares figure reflects 1,262,996,943 Shares, which is comprised of two components: (i) 1,026,078,464 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on November 9, 2023; and (ii) 236,918,479 Shares of the Issuer that Frank may acquire on conversion, exercise or exchange of the Derivatives, as further described in Item 6.

***The outstanding Shares figure reflects 1,250,496,943 Shares, which is comprised of two components: (i) 1,026,078,464 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on November 9, 2023; and (ii) 224,418,479 Shares of the Issuer that Explorer may acquire on conversion, exercise or exchange of the Derivatives, as further described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to Item 6 of the Schedule 13D amendment, submitted on January 1, 2024.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2024
(Date)
MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

MANCHESTER MANAGEMENT PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)
MORGAN C. FRANK /s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated January 12, 2024, relating to the Common Stock, par value $0.001, of Sanuwave Health, Inc. shall be filed on behalf of the undersigned.

January 12, 2024
(Date)
MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

MANCHESTER MANAGEMENT PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)
MORGAN C. FRANK /s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

12/30/2023	Future Advance Convertible Promissory Note	(1)(2)		(1)
12/30/2023	Warrants to purchase Common Stock, par value $0.001	2,500,000(2)		$0.067
12/30/2023	Warrants to purchase Common Stock, par value $0.001	2,500,000(2)		$0.04

(1) The Reporting Persons are entitled to a number of shares of Common Stock by dividing (x) the sum of (A) the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and (B) accrued and unpaid interest with respect to such principal, and (y) $0.04. The foregoing description of the Future Advance Convertible Promissory Note does not purport to be complete and is subject to and qualified in its entirety by the full agreement to which the notes related, which is substantially similar to the Future Advance Convertible Promissory Note included as Exhibit 4.1+ of the Issuer’s S-1/A filed on September 29, 2023, which is incorporated by reference.

(2) Notwithstanding the number of securities reported herein, as described in Item 6 the derivative instrument is subject to a 4.99% beneficial ownership limitation and is therefore not currently convertible, exercisable or exchangeable by the Reporting Persons for Shares of the Issuer.

The Form 4 filed by Reporting Persons on January 3, 2024 is incorporated herein by reference.